NO ACT

PE
12-09-09



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE





10013722

January 13, 2010

Received SEC
JAN 13 2010
Washington, DC 20549

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1-13-10

David A. Wisniewski
Associate General Counsel and
Group Vice President
SunTrust Banks, Inc.
SunTrust Plaza
Mail Code GA-Atlanta-0643
303 Peachtree Street NE, Suite 3600
Atlanta, GA 30308

Re: SunTrust Banks, Inc.
Incoming letter dated December 9, 2009

Dear Mr. Wisniewski:

This is in response to your letter dated December 9, 2009 concerning the shareholder proposal submitted to SunTrust by the Unitarian Universalist Association of Congregations. We also have received a letter from the proponent dated December 23, 2009. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Timothy Brennan
Treasurer and Chief Financial Officer
Unitarian Universalist Association of Congregations
25 Beacon Street
Boston, MA 02108

January 13, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: SunTrust Banks, Inc.
Incoming letter dated December 9, 2009

The proposal requests that the board prepare a sustainability report describing strategies to address the environmental and social impacts of SunTrust's business, including strategies to address climate change.

We are unable to concur in your view that SunTrust may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that SunTrust may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that SunTrust may exclude the proposal under rule 14a-8(i)(7). In arriving at this position, we are unable to agree with your assertion that the proposal focuses on business and competitive issues. In our view, the proposal focuses primarily on climate change and sustainability. Accordingly, we do not believe that SunTrust may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Matt S. McNair
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



UNITARIAN UNIVERSALIST
ASSOCIATION OF CONGREGATIONS

RECEIVED
2009 DEC 30 PM 3:27

December 23, 2009

Via US mail and email to shareholderproposal@sec.gov
Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Timothy Brennan
Treasurer and Chief Financial Officer

25 Beacon Street
Boston
Massachusetts 02108
USA
617 948 4305 *tel*
617 367 3237 *fax*

www.uua.org

Re: SunTrust Banks, Inc. – request to exclude Shareholder Proposal

Ladies and Gentlemen:

This letter is in response to the December 9 letter from David A. Wisniewski of SunTrust Banks, Inc. (Company) requesting that the SEC allow the Company to exclude the shareholder proposal from the Unitarian Universalist Association. We believe their request is groundless and we urge you to deny it.

Our resolution requests that the Company prepare a sustainability report describing strategies to address the environmental and social impacts of SunTrust Banks' business, including strategies to address climate change.

Their objection is on two grounds: (1) that it is impossible to prepare the requested report in the timeframe allotted and (2) that the assessment of this risk constitutes "ordinary business" under SEC rules. I will address these two concerns in order.

(1) The resolution asks the Company to prepare "a sustainability report describing strategies to address the environmental and social impacts of SunTrust's business, including strategies to address climate change" within six months of the annual meeting. The request is not proscriptive and does not specify exactly what the report should include. Thousands of companies around the world routinely prepare sustainability reports (see www.gri.org) as a regular communication with shareholders and stakeholders. Such reports can be very complex, particularly if they follow the GRI Guidelines rigorously, but they can also be fairly simple, focusing on key indicators that the Company believes are material to their business. Even the GRI Guidelines allow great flexibility, permitting companies to omit indicators that are not material. Under this resolution the shareholders leave it to the board and management to determine exactly what the report would cover.

(2) The impact of climate change is most certainly not ordinary business. Under Staff Legal Bulletin 14E, an issue that "transcends the day-to-day business matters of the companies and raises policy issues so significant that it would be appropriate for a shareholder vote" will generally not be excludable. It would

be hard to imagine an issue as "transcendent" as climate change. According to numerous experts, climate change will affect companies, societies, economies, and world order. Some companies will thrive by adapting to the physical, regulatory and competitive changes driven by climate change and efforts to address it and ameliorate it, while others will be adversely affected. Financial institutions have a key role in this process and will succeed or fail depending on the choices they make. This is most clearly a strategic issue involving national regulations and international treaties. We believe that shareholders have a right to know how the board is positioning the Company in relation to this overarching strategic issue. This is the reason for our request. Please let the shareholders vote on whether they agree with our proposal.

Very truly yours,



Timothy Brennan
Treasurer and Chief Financial Officer

Cc: David A. Wisniewski, SunTrust Banks, Inc.
Timothy Smith, Walden Asset Management
Rob Berridge, Ceres



David A. Wisniewski
Associate General Counsel and
Group Vice President

SunTrust Banks, Inc.
SunTrust Plaza
Mail Code GA-Atlanta-0643
303 Peachtree Street NE, Suite 3600
Atlanta, GA 30308
Tel 404.724-3604
Fax 404.230.5387
David.Wisniewski@SunTrust.com

December 9, 2009

Via U.S. Mail and email to shareholderproposal@sec.gov
Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: SunTrust Banks, Inc. – Exclusion of Shareholder Proposal Pursuant to Rule 14a-8

Ladies and Gentlemen:

This letter is submitted by SunTrust Banks, Inc. (the "Company") pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Company seeks the concurrence of the Staff of the Securities and Exchange Commission that it may exclude that certain proposal by the Unitarian Universalist Association of Congregations (the "Proponent"), dated November 13, 2009, along with the accompanying supporting statement, in the form attached hereto as Exhibit A, from the Company's forthcoming proxy statement and proxy card for its 2010 annual meeting of shareholders. Proponent's proposal requests that the Company prepare and publish a specific sort of sustainability risk report on a certain time frame and for a reasonable cost (the "Sustainability Risk Report Proposal"). Also, attached hereto as Exhibit B and Exhibit C, respectively, are the Proponent's correspondence to the Company and the Company's correspondence to the Proponent.

Request for No-Action Letter

The Company hereby gives notice of the Company's intention to omit the Sustainability Risk Report Proposal from the Company's proxy materials and respectfully requests that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") indicate that it will not recommend enforcement action to the Commission if the Company omits the Sustainability Risk Report Proposal and Supporting Statement from the Company's proxy materials.

This letter constitutes the Company's statement of the reasons why exclusion of the shareholder Proponent's proposal from the Company's proxy materials is proper. Enclosed are six additional copies of this letter, including all exhibits and annexes.

Grounds for Exclusion

The proxy rules allow a shareholder to require a Company to include the shareholder's proposal in the Company's proxy statement only if the shareholder and its proposal comply with Rule 14a-8. Rule 14a-8 imposes specific requirements upon a shareholder proponent, and authorizes a company to exclude the proposal if the proponent does not comply with certain requirements.

Rule 14a-8 authorizes the Company to exclude the Sustainability Risk Report Proposal from the Company's proxy statement for at least two reasons. First, the Sustainability Risk Report Proposal includes false and misleading statements about the cost of such a report and the time period in which the report may feasibly be prepared. These statements violate SEC Rule 14a-9 and, therefore, the proposal may be excluded pursuant to Rule 14a-8(i)(3). Second, the Sustainability Risk Report Proposal essentially requires the Company to analyze and report on certain business risks in a particular way. The extent to which a company measures, analyzes, and discloses business risks involve the ordinary business of the Company, and proposals calling for such reports may be excluded pursuant to Rule 14a-8(i)(7).

Either of these reasons is independently sufficient to justify excluding the Sustainability Risk Report Proposal from the Company's proxy statement.

1. The Company may exclude the proposal under Rule 14a-8(i)(3) because it is false and misleading in violation of Rule 14a-9.

The Sustainability Risk Report Proposal makes two statements which violate Rule 14a-9 because they are false or misleading. These statements are central to the proposal, and, as a result of their falsity, the proposal taken as a whole is vague and indefinite and warrants exclusion under Rule 14a-8(i)(3).

Rule 14a-8(i)(3) expressly authorizes the Company to exclude a shareholder's proposal where such proposal violates the proxy rules, including specifically Rule 14a-9. The Staff has held that such proposals violate Rule 14a-9 and may be excluded under Rule 14a-8(i)(3).

Rule 14a-9(a) prohibits statements which, at the time and in the light of the circumstances under which they are made, are false or misleading with respect to any material fact, or which omit to state any material fact necessary in order to make the statements therein not false or misleading.

The Sustainability Risk Report Proposal requests the Company to prepare a report "... at ***reasonable cost*** ... [and publish the report] ***within six months*** of SunTrust's 2010 annual meeting." These statements within the Proponent's proposal are implied statements that it is actually possible to prepare such a report at reasonable cost and that such a report feasibly could be prepared within six months. Both statements are false.

The type of report requested by Proponent cannot be prepared quickly or at reasonable cost. For example, the Sustainability Risk Report Proposal cites, among other things, disclosure of greenhouse gas (GHG) emissions. However, the Company has approximately 1,800 facilities. It would be costly and time consuming to measure the GHG emissions from each of those facilities, not to mention emissions of SunTrust's 28,000 employees, customers (4 million households), and vendors that operate in and commute to and from those facilities.

But the Proponent is not seeking just a GHG report. The Proponent request that the report review all of the following:

- ways to reduce the use of energy and natural resources consumed by SunTrust facilities and employees,
- governance practices related to climate change and sustainability,
- how SunTrust encourages customers to act in environmentally responsible ways;
- strategies to address the environmental and social impacts of SunTrust's business, including strategies to address climate change.

The Company believes that it cannot produce such a report at reasonable cost because the scope and magnitude of the project envisioned by the Proponent would cost in the millions of dollars.

Additionally, the Company believes that it cannot produce such a report within six months after its annual meeting of shareholders because the sheer mechanics and logistics involved in measuring GHG emissions from over 1,800 individual facilities, 28,000 employees and four million households. Analyzing the related data and compiling a report with strategic recommendations would take far longer than six months.

Because it is not possible to produce such a report at a reasonable cost and in such time frame, the request to do so amounts to an implied, false statement that such a report could be prepared at reasonable cost in such time frame. Such a statement will mislead our shareholders.

The Staff has previously found that cost and time aspects of proposals to be material aspects of proposals and that omissions or misstatements regarding such terms may justify exclusion. Indeed, it appears to be long settled that the cost of preparing such a report is material to shareholders and the failure to disclose that the costs of preparing such a risk report might be significant would warrant exclusion of the proposal from the Company's proxy statement. See, for example, *Occidental Petroleum Corporation* (March 19, 1979)(holding that a proposal that requires the preparation of a report was false and misleading because the proposal failed to disclose that such a report could result in 'significant' expense to the Company and therefore was excludible); *Daytona Power and Light Company* (Feb. 28, 1980)(undisclosed cost of requested report was a material omission). This proposition does not seem to have been questioned for the last thirty years.

Similarly, the SEC advised in Exchange Act Release No. 34-40018 (May 21, 1998) that shareholders, as a group, will not be in a position to make an informed judgment if the "proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment, and indicated that such micro-management may occur where the proposal "***seeks to impose specific time-frames*** or methods for implementing complex policies." (emphasis added).

Further, the Proponent's description of the cost of the report and the time frame in which it is to be published are central to its proposal, and as a result the proposal as a whole is vague and indefinite. This warrants exclusion of the entire proposal.

In Staff Legal Bulletin 14B, the Staff stated that it would concur with a company's decision to exclude a proposal as inherently misleading if the proposal, among other things, was so inherently vague or indefinite that neither the shareholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires.

In Staff Legal Bulletin 14B (September 15, 2004), the Staff reiterated its view that reliance on rule 14a-8(i)(3) to exclude a proposal is appropriate where the proposal "is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." See, for example, *Commonwealth Energy Corporation*, (November 15, 2002); *The Procter & Gamble Company,* (October 25, 2002); *American Express Company*, (March 01, 2002); *Norfolk Southern Corporation,* (February 13, 2002); and *The Coca-Cola Company*, (January 30, 2002).

The Proponent's proposal requires a report prepared at reasonable cost. Literally, a report prepared at *substantial* cost would not seem to meet the requirements of this proposal if the proposal were passed. Similarly, it clearly seems that a report that is published more than six months after the Company's annual meeting would not meet the requirements of this proposal if the proposal were passed. Therefore, these two aspects of the report—its cost and the deadline for publication—are key attributes of the report since they will be key determinants as to whether the Company has complied with the proposal (if passed).

However, the proposal as a whole is internally inconsistent regarding the attributes of the required report. The Proposal asks for a comprehensive report regarding a variety of sustainability issues but then specifies that the report must also be prepared quickly. The Company does not believe it is possible to prepare such a comprehensive report and also prepare a quick report. Similarly, the Proposal asks for measurement of greenhouse gasses, and to do so at reasonable cost. The Company cannot measure greenhouse gas emissions at its numerous facilities without incurring substantial expenses.

As a result, it is not clear how the Company would comply with the proposal if it were approved – would the Company provide a comprehensive report regardless of the cost and the time to prepare such a report, or would the Company be required to disclose what little information it might be able to report on in a short time and with the expenditure of little funds? Similarly, the Company's shareholders would not be certain what they are voting on. Viewed in this light, the proposal as crafted is the sort of vague and indefinite proposal that the Staff has consistently allowed to be excluded.

Finally, this defect cannot be cured by deleting the offending language. The cost of the report and its date of publication are part of the essence of the Proponent's request. If such language were to be deleted from the proposal, the result would be that the Proponent is then asking for a very different report – an expensive report that takes a long time to prepare. Shareholders likely would have very different opinions about an expensive report and a report that could be produced at reasonable cost. Further, a request for such a report amounts to a different or additional proposal which was not timely submitted. Therefore, because the cost and publication date are part of the essence of the report, the defect cannot be remedied by merely redacting the offending language.

2. Rule 14a-8(i)(7) authorizes the Company to exclude the Sustainability Risk Report Proposal because (i) the proposal requires a business risk assessment,(ii) the proposal as a whole is focused on matters such as competition, risk, and opportunities, and these are within the Company's ordinary business operations, and (iii) because it fails to raise a significant policy issue so significant that it would be appropriate for a shareholder vote.

Rule 14a-8(i)(7) authorizes the Company to exclude the Sustainability Risk Report Proposal from its proxy materials "if the proposal deals with a matter relating to the company's ordinary business operations."

In Exchange Act Release No. 40018 (May 21, 1998), the Securities and Exchange Commission explained that the ordinary business exclusion rests on two central considerations. The first consideration relates to the subject matter of a proposal: "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." Exchange Act Release No. 40018 (May 21, 1998). The second consideration relates to the degree any proposal attempts to "micro-manage" the company by "probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment," and indicated that such micro-management may occur where the proposal "***seeks to impose specific time-frames*** or methods for implementing complex policies." *Id.* (citing Exchange Act Release No. 12999 (Nov. 22, 1976)). (emphasis added).

In addressing questions such as these, the Staff has consistently authorized exclusion where the proposal as a whole focuses on an ordinary business matter, such as risk measurement, even where the proposal's subject matter ostensibly addresses a social issue. The Staff has looked to a proponent's proposal, including the supporting statement, and considers whether the proposal taken as a whole is focused on an important social issue or is focused on an ordinary business matter. See, for example, Staff Legal Bulletin 14C, citing Xcel Energy Inc., (April 1, 2003). The Staff has long allowed companies to exclude proposals that would require a company to prepare and disclose an analysis of business risks, even if the proposal does not request this explicitly. *Id.*

Staff Legal Bulletin 14E continues to endorse exclusion of proposals that require an evaluation of risk, albeit with some narrowing:

> On a going-forward basis, rather than focusing on whether a proposal and supporting statement relate to the company engaging in an evaluation of risk, we will instead focus on the subject matter to which the risk pertains or that gives rise to the risk. The fact that a proposal would require an evaluation of risk will not be dispositive of whether the proposal may be excluded under Rule 14a-8(i)(7). Instead, similar to the way in which we analyze proposals asking for the preparation of a report . . . — where we look to the underlying subject matter of the report, committee or disclosure to determine whether the proposal relates to ordinary business — we will consider whether the underlying subject matter of the risk evaluation involves a matter of ordinary business to the company. . . . In those cases in which a proposal's underlying subject matter ***transcends the day-to-day business matters of the company and raises policy issues so significant that it would be appropriate for a shareholder vote, the proposal generally will not be excludable under Rule 14a-8(i)(7) as long as a sufficient nexus exists between the nature of the proposal and the company.*** Conversely, in those cases in which a proposal's underlying subject matter involves an ordinary business matter to the company, the proposal generally will be excludable under Rule 14a-8(i)(7). In determining whether the subject matter raises significant policy issues and has a sufficient nexus to the company, as described above, we will apply the same standards that we apply to other types of proposals under Rule 14a-8(i)(7). (emphasis added)

The Staff citied Exchange Act Release No. 20091 (Aug. 16, 1983). In that release, the Commission did not propose any change to existing Rule 14a-8(c)(7), but did propose a significant change in the Staff's interpretation of that rule. Prior to Release No. 20091, the Staff took the position that proposals requesting issuers to prepare reports on specific aspects of their business or to form special committees to study a segment of their business would not be excludable under Rule 14a-8(c)(7). In Release 20091, the Commission simply directed the Staff to consider whether the subject matter of the special report or the committee involves a matter of ordinary business, and to authorize its exclusion under Rule 14a-8(c)(7) where it involves a matter of ordinary business.

Subsequently, the Commission indicated that the determination as to whether a proposal deals with a matter relating to a company's ordinary business operations is made on a case-by-case basis, taking into account factors such as the nature of the proposal and the circumstances of the company to which it is directed. *See* Exchange Act Release No. 40018 (May 21, 1998).

In the instant case, the Proposal taken as a whole focuses on business and competitive issues. The proponent makes six references to SunTrust's competitors ("industry peers," "250 Global Fortune Companies," "100 top U.S. Companies by revenue," "competitors Bank of America and Citigroup," and "SunTrust is lagging its peers."). The Proposal also cites "present important new business risks and opportunities for SunTrust." It further notes that "[i]nvestment in and financing of emissions-intensive activities and businesses is arguably the most significant impact that SunTrust has regarding climate change. Each of these is substantially related to the Company's ordinary business.

On the other hand, the Proponent states only that the requested report should "address the environmental and social impacts of SunTrust's business, including strategies to address climate change." The Proponent uses none of its 500 words to explain any important social reason why SunTrust should do so. Rather, all of the reasons cited are tied to ordinary business matters, such as competitive pressures, business risks, and business opportunities. Applying the test of Staff Legal Bulletin 14E, the Proposal does not transcend the day-to-day business matters of the Company and does not raise policy issues so significant that it would be appropriate for a shareholder vote. In fact, the Proponent cites no significant policy issues, but rather cites only business reasons (competition, risks, and business opportunities) in support of the requested report. Additionally, the Proponent fails to demonstrate any nexus between the ostensible social issue (climate change), and the Company, other than the aforementioned business matters (competition, business risks, and business opportunities).

Conclusion

Based on the foregoing analysis, we respectfully request that the Staff concur that Rule 14a-8 authorizes the Company to exclude the Sustainability Risk Report Proposal form the Company's proxy materials and to confirm that the Staff will take no action if the Company excludes the Sustainability Risk Report Proposal from its Proxy Materials. We would be happy to provide you with additional information and answer any questions that you may have regarding the subject. In addition, the Company agrees to promptly forward to the Proponent any response from the Staff to this no-action request that the Staff transmits by facsimile to the Company only.

If we can be of any further assistance in this matter, please do not hesitate to call me.

Sincerely,



David A. Wisniewski

cc: Raymond D. Fortin,
General Counsel and
Corporate Secretary

Timothy Brennan,
Treasure and Chief Financial Officer,
Unitarian Universalist Association of Congregations

N:\LEGAL\Records Folder\LEG1010-REGULATORY COMPLIANCE (EXTERNAL AUDITS)\REGULATORY\DWisniewski\2010\Proxy Statement and Annual Meeting\Shareholder Proposals\GHG - Unitarian\GHG.SEC No-Act Request.doc

Exhibit A

WHEREAS: In 2007, the Intergovernmental Panel on Climate Change found "warming of the climate system is unequivocal" and man-made greenhouse gas (GHG) emissions are now believed, with greater than 90 percent certainty, to be the cause.

SunTrust's industry peers are implementing substantial new policies, programs, and objectives related to climate change and reducing their direct and indirect GHG emissions.

SunTrust Banks has not issued a Sustainability Report, nor has SunTrust made publicly available a plan to reduce direct or indirect GHG emissions. According to a 2008 KPMG report on sustainability reporting, of the 250 Global Fortune companies, 79% produce reports compared to 52% in 2005. Of the 100 top U.S. companies by revenue, 73% produce reports compared to 32% in 2005.

SunTrust competitors Bank of America and Citigroup recently scored 73 and 70, respectively, in the 2009 Carbon Disclosure Project survey, which assessed measurement, verification and disclosure of companies' GHG emissions. SunTrust scored only 29 in the 2009 report, indicating that SunTrust is lagging its peers in terms of carbon disclosure.

Current and pending climate-related public policies present important new business risks and opportunities for SunTrust. Investment in and financing of emissions-intensive activities and businesses is arguably the most significant impact that SunTrust has regarding climate change.

Major institutional investors are increasingly voting their proxies on environmental, social and governance issues thoughtfully, conscientiously, and on the merits of each issue.

RESOLVED: Shareholders request that the Board of Directors prepare a sustainability report describing strategies to address the environmental and social impacts of SunTrust's business, including strategies to address climate change. The report, prepared at reasonable cost and omitting proprietary information, should be published within six months of SunTrust's 2010 annual meeting.

SUPPORTING STATEMENT: The report should include the company's definition of sustainability and a company-wide review of policies, practices, and metrics related to long-term social and environmental sustainability. Lending practices relating to social and environmental issues should be reviewed along with the proxy voting policies and procedures on these issues, including a comparison of SunTrust's proxy voting record on these issues with other large institutional investors such as the largest state pension funds. This review should examine procedures for exposing any potential conflicts of interest related to proxy votes.

We recommend SunTrust use the Global Reporting Initiative's (GRI) Sustainability Reporting Guidelines to prepare the report. GRI (www.globalreporting.org) is an international organization developed with representatives from the business, environmental, human rights and labor communities. The Guidelines provide guidance on report content, including performance on environmental, labor, human rights, and product responsibility issues. The GRI Guidelines provide a flexible reporting system that allows the omission of content not relevant to SunTrust.

Examples of topics that should be reviewed in the report include: ways to reduce the use of energy and natural resources by SunTrust facilities and employees, governance practices related to climate change and sustainability, and how SunTrust encourages customers to act in environmentally responsible ways.

Exhibit B



UNITARIAN UNIVERSALIST
ASSOCIATION OF CONGREGATIONS

OVERNIGHT MAIL AND FAX (404-230-5387)

November 13, 2009

SunTrust Banks, Inc.
Post Office Box 4418, Mail Code 643
Atlanta, Georgia 30302
Attention: Ray Fortin

Timothy Brennan
Treasurer and Chief Financial Officer

25 Beacon Street
Boston
Massachusetts 02108
USA
617 948 4305 *tel*
617 367 3237 *fax*

www.uua.org

Dear Mr. Fortin:

The Unitarian Universalist Association of Congregations ("UUA"), holder of 539 shares in SunTrust Banks, Inc. ("Company"), is hereby submitting the enclosed resolution for consideration at the upcoming annual meeting. The resolution requests that the Company prepare a sustainability report describing strategies to address the environmental and social impacts of SunTrust Banks' business, including strategies to address climate change.

This resolution is proposed by the Unitarian Universalist Association of Congregations, which is a faith community of more than 1000 self-governing congregations that bring to the world a vision of religious freedom, tolerance and social justice. With roots in the Jewish and Christian traditions, Unitarianism and Universalism have been a force in American spirituality from the time of the first Pilgrim and Puritan settlers. The UUA is also an investor with an endowment valued at approximately $100 million, the earnings of which are an important source of revenue supporting our work in the world. The UUA takes its responsibility as an investor and shareowner very seriously. We view the shareholder resolution process as an opportunity to bear witness to our values at the same time that we enhance the value of our investments.

We submit the enclosed resolution for inclusion in the proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 for consideration and action by the shareowners at the upcoming annual meeting. We have held at least $2,000 in market value of the Company's common stock for more than one year as of the filing date and will continue to hold at least the requisite number of shares for filing proxy resolutions through the stockholders' meeting. A representative of the UUA will attend the annual meeting to move the resolution as required.

Verification that we are beneficial owners of 539 Shares of SunTrust Banks is enclosed. If you have questions or wish to discuss the proposal, you may contact me directly at 617-948-4305 or by email at tbrennan@uua.org.

Yours very truly,



Timothy Brennan
Treasurer and Chief Financial Officer

Enclosure: Shareholder resolution on sustainability reporting

SunTrust Banks, Inc.

WHEREAS: In 2007, the Intergovernmental Panel on Climate Change found "warming of the climate system is unequivocal" and man-made greenhouse gas (GHG) emissions are now believed, with greater than 90 percent certainty, to be the cause.

SunTrust's industry peers are implementing substantial new policies, programs, and objectives related to climate change and reducing their direct and indirect GHG emissions.

SunTrust Banks has not issued a Sustainability Report, nor has SunTrust made publicly available a plan to reduce direct or indirect GHG emissions. According to a 2008 KPMG report on sustainability reporting, of the 250 Global Fortune companies, 79% produce reports compared to 52% in 2005. Of the 100 top U.S. companies by revenue, 73% produce reports compared to 32% in 2005.

SunTrust competitors Bank of America and Citigroup recently scored 73 and 70, respectively, in the 2009 Carbon Disclosure Project survey, which assessed measurement, verification and disclosure of companies' GHG emissions. SunTrust scored only 29 in the 2009 report, indicating that SunTrust is lagging its peers in terms of carbon disclosure.

Current and pending climate-related public policies present important new business risks and opportunities for SunTrust. Investment in and financing of emissions-intensive activities and businesses is arguably the most significant impact that SunTrust has regarding climate change.

Major institutional investors are increasingly voting their proxies on environmental, social and governance issues thoughtfully, conscientiously, and on the merits of each issue.

RESOLVED: Shareholders request that the Board of Directors prepare a sustainability report describing strategies to address the environmental and social impacts of SunTrust's business, including strategies to address climate change. The report, prepared at reasonable cost and omitting proprietary information, should be published within six months of SunTrust's 2010 annual meeting.

SUPPORTING STATEMENT: The report should include the company's definition of sustainability and a company-wide review of policies, practices, and metrics related to long-term social and environmental sustainability. Lending practices relating to social and environmental issues should be reviewed along with proxy voting policies and procedures on these issues, including a comparison of SunTrust's proxy voting record on these issues with other large institutional investors such as the largest state pension funds. This review should examine procedures for exposing any potential conflicts of interest related to proxy votes.

We recommend SunTrust use the Global Reporting Initiative's (GRI) Sustainability Reporting Guidelines to prepare the report. GRI (www.globalreporting.org) is an international organization developed with representatives from the business, environmental, human rights and labor communities. The Guidelines provide guidance on report content, including performance on environmental, labor, human rights, and product responsibility issues. The GRI Guidelines provide a flexible reporting system that allows the omission of content not relevant to SunTrust.

Examples of topics that could be reviewed in the report include: ways to reduce the use of energy and natural resources by SunTrust facilities and employees, governance practices related to climate change and sustainability, and how SunTrust encourages customers to act in environmentally responsible ways.

Exhibit C


SUNTRUST

David A. Wisniewski
Associate General Counsel and
Group Vice President

SunTrust Banks, Inc.
SunTrust Plaza
Mail Code GA-Atlanta-0643
303 Peachtree Street NE, Suite 3600
Atlanta, GA 30308
Tel 404.724-3604
Fax 404.230.5387
David.Wisniewski@SunTrust.com

December 9, 2009

VIA FACSIMILE: (617) 367-3237
Mr. Timothy Brennan, Treasurer and Chief Financial Officer
Unitarian Universalist Association of Congregations
25 Beacon Street
Boston, MA 02108

Re: Shareholder Proposal

Dear Mr. Brennan:

We acknowledge receipt of the proposal by the Unitarian Universalist Association of Congregations which you requested be included in the proxy materials related to the next annual meeting of the shareholders of SunTrust Banks, Inc. (the "Company"). Thank you for your interest in SunTrust.

The Company intends to exclude the proposal because it pertains to the ordinary business of the Company, includes statements which are false and misleading and is vague and indefinite. A copy of our correspondence with the United States Securities and Exchange Commission is attached, and that letter better explains our bases for excluding your proposal. Finally, for your reference, I have attached a copy of SEC Rule 14a-8.

Please call me if you have any questions or concerns.

Best regards,

David A. Wisniewski

cc: Raymond D. Fortin, Corporate Secretary and General Counsel

Rule 14a-8 -- Proposals of Security Holders

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and- answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

a. Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

b. Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

    1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

    2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

        i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

        ii. The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

            A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

c. Question 3: How many proposals may I submit: Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

d. Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

e. Question 5: What is the deadline for submitting a proposal?

1. If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q, or in shareholder reports of investment companies under Rule 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

2. The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

3. If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

1. The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

2. If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

g. Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

h. Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

   1. Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

   2. If the company holds it shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

   3. If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

i. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

   1. Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

      Note to paragraph (i)(1)

      Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

   2. Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

      Note to paragraph (i)(2)

      Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law could result in a violation of any state or federal law.

   3. Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

   4. Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

5. Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earning sand gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

6. Absence of power/authority: If the company would lack the power or authority to implement the proposal;

7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

8. Relates to election: If the proposal relates to a nomination or an election for membership on the company's board of directors or analogous governing body or a procedure for such nomination or election;

9. Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

   Note to paragraph (i)(9)

   Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

10. Substantially implemented: If the company has already substantially implemented the proposal;

11. Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

12. Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

    i. Less than 3% of the vote if proposed once within the preceding 5 calendar years;

    ii. Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

    iii. Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

13. Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

   1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files

its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

2. The company must file six paper copies of the following:

   i. The proposal;

   ii. An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

   iii. A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

k. Question 11: May I submit my own statement to the Commission responding to the company's arguments?

   Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

l. Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

   1. The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

   2. The company is not responsible for the contents of your proposal or supporting statement.

m. Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

   1. The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

   2. However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti- fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

   3. We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

i. If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

ii. In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a-6.